UNITED STATES
sECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[  ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-13545

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

1800 Wazee Street, Suite 500

Denver, CO 80202

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

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401(k) SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm, EKS&H LLLP	1
Statements of Net Assets Available for Benefits - December 31, 2016 and 2015	2
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2016 and 2015	3
Notes to Financial Statements	4
Supplemental Schedule - Schedule 1: Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2016	9
Signature
Exhibit: Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, EKS&H LLLP

Report of Independent Registered Public Accounting Firm

The Audit Committee

Prologis 401(k) Savings Plan and Prologis, Inc.

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Prologis 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Prologis 401(k) Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EKS&H LLLP

June 21, 2017

Denver, Colorado

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401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2016	2015
Assets

Cash	$2	$46

Investments, at fair value	136,236	119,775

Notes receivable from participants	1,181	1,071
Contribution receivable from employer	305	262
Contributions receivable from participants	156	147

Net assets available for benefits	$137,880	$121,301

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2016	2015
Additions:
Contributions:
Employer, net of forfeitures	$2,707	$2,585
Participants	7,333	6,995
Rollover	794	1,766
Total contributions	10,834	11,346
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	8,361	(2,422)
Dividends, interest and other income	2,702	2,276
Total net investment income (loss)	11,063	(146)

Interest on notes receivable from participants	48	45
Total additions	21,945	11,245

Deductions:
Benefits paid to participants	5,218	8,369
Administrative expenses	148	137
Total deductions	5,366	8,506
Net increase during the year	16,579	2,739

Net assets available for benefits:
Beginning of year	121,301	118,562
End of year	$137,880	$121,301

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Notes to Financial Statements

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of the Prologis 401(k) Savings Plain (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis. The terms of the Plan in 2016 and 2015 are substantially the same unless noted otherwise. The Plan covers all eligible employees of Prologis, Inc. and subsidiaries (“Prologis” or the “Company”). Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan trustee and record keeper is Wells Fargo Bank, N.A.

Contributions

Participants are automatically enrolled in the Plan to contribute 3% of eligible compensation when they are hired. Participants have 30 days to decline automatic enrollment. Once enrolled, Participants may change their contribution percentage at any time. Participants may contribute up to 75% of their combined pre-tax and post-tax annual compensation, as defined in the Plan, not to exceed $18,000 ($24,000 if age 50 or older) in 2016 and 2015. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2016 or 2015. The Plan also permits rollover contributions from other qualified retirement accounts.

Participant Accounts

Each participant’s account is credited or charged with the participant contributions, rollover contributions, Company contributions and an allocation of the Plan earnings or losses, forfeitures and Plan expenses. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company matching contributions and any income or loss thereon, are 100% vested at the completion of one year of service and do not partially vest prior to the completion of one year of service. A participant’s account becomes 100% vested upon death, attaining normal retirement age (65 as defined by the Internal Revenue Service), or if the Plan is terminated.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

The Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral.

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump‑sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59½, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 65, or may request a rollover from the Plan to another eligible retirement plan, provided their vested account balance is greater than $5,000. If a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed in a lump-sum cash payment. The accrued benefit includes the sum of the value of

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Notes to Financial Statements - Continued

participants’ contributions, allocation of earnings (losses) and vested Company contributions. Benefit payments to participants are recorded when paid.

Forfeited Accounts

If a participant was not 100% vested and received a distribution, the Company match contribution dollars left in the Plan are called forfeitures. Forfeiture allocations are utilized to reduce future Company match contributions. During 2016 and 2015, forfeitures totaled approximately $8,000 and $6,000, respectively.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested account balance. Principal and interest is paid ratably through regular payroll deductions. Interest rates on participant’s loans ranged from 4.25% to 4.75% at December 31, 2016. In 2016 and 2015, the maximum term of a loan was 5 years for a general purpose loan and up to 10 years for the purchase of a principal residence. At December 31, 2016, these loans had expected maturities ranging from 2017 to 2026.

Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

NOTE 2.  NEW ACCOUNTING PRONOUNCEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update that permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value of the investment. The update removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value practical expedient. We adopted this standard on January 1, 2016, on a retrospective basis, and the adoption did not have a significant impact on the Plan.

In July 2015, the FASB issued an accounting standard update that eliminates requirements under previous standards to (i) measure the fair value of full benefit-response investment contracts and certain disclosures and (ii) disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Contract value will be the only required measure for full benefit-responsive investment contracts. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. We adopted this standard on January 1, 2016, on a retrospective basis, and the adoption did not have a significant impact on the Plan.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as reported to the Plan by the trustee. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Plan’s money market fund carrying amount is representative of its fair value due to the nature of the investment.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. These employer matching contributions were deferred at December 31, 2016 and 2015, and were paid to the plan in 2017 and 2016, respectively. The Plan has included these deferred contributions as Contribution Receivable from Employer in the Statements of Net Assets Available for Benefits.

Contributions Receivable from Participants

Participants’ contributions are recorded in the period in which they are withheld by the Company.  Employee contributions were deferred at December 31, 2016 and 2015, and were paid to the plan in 2017 and 2016, respectively. The Plan has included these deferred contributions as Contributions Receivable from Participants in the Statements of Net Assets Available for Benefits.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses that were paid by the Plan in 2016 and 2015 were approximately $148,000 and $137,000, respectively.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

a.	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.	Level 3 — Unobservable inputs for the asset or liability.

For the years ended December 31, 2016 and 2015, all Plan investments were measured using Level 1 inputs. There were no transfers in or out of Levels 1, 2, or 3 during 2016 or 2015. The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities, are shown in the table below at December 31, (in thousands):

	2016	2015
Mutual funds	$127,316	$112,439
Prologis, Inc. common stock	8,305	6,874
Self directed brokerage account	615	462
Total investments, at fair value	$136,236	$119,775

During the years ended December 31, 2016 and 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2016	2015
Mutual funds	$5,869	$(3,657)
Prologis, Inc. common stock	1,611	11
Self directed brokerage account	881	1,224
Net appreciation (depreciation) in fair value of investments	$8,361	$(2,422)

NOTE 3.  PLAN TERMINATION

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

NOTE 4. TAX STATUS

The Plan adopted a volume submitter plan that received an opinion letter from the Internal Revenue Service dated March 31, 2014, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan is being operated and administered in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt at December 31, 2016 and 2015.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has

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Notes to Financial Statements - Continued

concluded that at December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken that would require recognition of an asset or liability or disclosure in the financial statements.

NOTE 5.  PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments represented shares of common stock of the Company and self-directed brokerage accounts as of December 31, 2016 and 2015, respectively. These investments and investment transactions qualified as party‑in‑interest transactions. As discussed in Note 1, Wells Fargo, N.A. is the trustee, as defined by the Plan, and also serves as the record keeper to maintain the individual accounts of each Plan participant. In addition, the Plan provides for loans to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events, interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

The Plan has a concentration of investments in Prologis common stock. A change in the value of the Company common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

In addition, as a result of funds being selected by participants, certain other funds may individually represent a concentration of greater than 10% of the Plan’s Investments, at Fair Value in the Statements of Net Assets Available for Benefits. Although these individual funds maintain a level of diversification by investing in multiple equity, debt or other instruments, there may be a concentration of risk because the funds are invested at the direction of a single fund manager. At December 31, 2016, one individual fund represented 13.8% of the Plan’s Investments, at Fair Value.

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401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(In thousands)
December 31, 2016
Identity of party involved / Description of investment	Current Value

Prologis common stock*	$8,305

Mutual Funds:
Vanguard Institutional Index	18,851
Vanguard Mid-Cap Index Fund Instl	12,937
Vanguard Treasury Money Market Fund	10,065
Vanguard Growth Index Fund (Inst)	8,133
American Funds Washington Mutual Inv	7,798
Vanguard Sm-Cap Growth Index (Inst)	7,764
Vanguard Target Retirement 2035	7,244
American Funds Growth Fund Of America	6,992
Vanguard Balanced Index Fund (Inst)	6,760
Vanguard Interm Term Bond Index (Inst)	5,373
Artisan International Institutional	5,304
Vanguard Target Retirement 2025	5,212
Vanguard Target Retirement 2045	4,082
Invesco Global Real Estate	3,698
Vanguard Total Intl Stock Index Admiral	3,434
Metropolitan West High Yield Bond	3,274
American Beacon Sm Cap Value	3,058
Vanguard Target Retirement 2040	1,112
Vanguard Target Retirement 2030	916
Vanguard Target Retirement 2015	884
Vanguard Target Retirement 2055	846
PIMCO Real Return/Institutional	841
Vanguard Target Retirement Income	811
Vanguard Target Retirement 2050	746
Vanguard Target Retirement 2020	568
Vanguard Short-Term Bond Index Admiral	498
Vanguard Target Retirement 2060	105
Vanguard Target Retirement 2010	10
127,316

Self directed brokerage invested account*	615
Cash - self directed brokerage liquid account*	2

Notes receivable from participants, 4.25% to 4.75%, maturing through July 2026*	1,181
$137,419
* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

LAME!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 21, 2017	By:	/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer, Prologis, Inc.

LAME!

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm, EKS&H LLLP